Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

                          November 18, 2011

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, DC  20549
Attention:  H. Roger Schwall

Re:	Red Mountain Resources, Inc.
Form 8-K
Filed: June 28, 2011 File No. 000-54444

Dear Mr. Schwall:

On behalf of Red Mountain Resources, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 30, 2011, relating to the above-captioned Current Report on Form 8-K (the “Current Report”).  Captions and page references herein correspond to those set forth in the Current Report, a copy of which has been marked with the changes from the original filing of the Current Report.  We are also delivering three (3) courtesy copies of such marked word version of the Current Report to Norman von Holtzendorff of your office.   Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Current Report where in such amendment our responses to the Staff’s comments are reflected.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission
November 18, 2011

Form 8-K filed June 28, 2011

General

1.
Where comments on one section of your filing also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, include in your response letter precise page number references keying each response to the page(s) of the document where the responsive disclosure can be found. This will expedite our review.

Duly noted.  We have made parallel changes to all affected disclosure in the Current Report and included page number references keying to each response as requested.

2.	Please provide all of the missing exhibits to the filing. We note, for example, the items on the exhibit list on pages 33 and 34 that you have indicated will be provided by amendment.

We have provided the remaining exhibits to the Current Report as requested.

3.
We note your correspondence letter dated March 18, 2011 discussing the reverse recapitalization transaction, which was expected to close in April or May 2011. As the transaction closed later than anticipated on June 22, 2011, we are currently reviewing how the delay may impact the financial statement information presented in this filing and any future filings as well as the information discussed in our response letter dated March 22, 2011. We may have further comments.

Duly noted.  Please be advised that the Company has filed the financial statements for Black Rock Capital, LLC (“Black Rock”) as of May 31, 2011.  Accordingly, the full two-year period ended May 31, 2011 for the Company and its predecessor have been filed as required.  The transaction between the Company and Black Rock was a reverse recapitalization rather than a business combination.  As a result, the financials of Black Rock became those of the Company.  As previously disclosed in the Current Report, the Company changed its fiscal year end to May 31 to conform to that of Black Rock (the accounting acquirer).  Since the change of fiscal year was merely to conform to the accounting acquirer’s fiscal year, there is no required transition period for financial reporting purposes because there is no change in the periods of the financial statements.  The Company’s subsequent required filing under the Securities Exchange Act of 1934, as amended, was the quarterly report for the quarter ending August 31, 2011 which was filed.  The financial statements included in such quarterly report reflected the reverse recapitalization transaction.

4.
We note your references on page 12 to hydraulic fracturing and actual or potential regulation.  However, we are unable to locate any other discussion of that process in your filing.  Please clarify whether hydraulic fracturing is a material part of your current operations.  To the extent that it is, please revise your risk factor section to disclose all material risks related to any hydraulic fracturing operations, including financial and operational risks.

Hydraulic fracturing has been used on all of the Company’s current properties, as well as its reserves.  The Company intends to continue to use hydraulic fracturing on all properties acquired for future development.  It is anticipated that hydraulic fracturing activities will represent approximately 45% of the Company’s development costs.  There have been no incidents, citations or suits related to the Company’s operations on its properties relating to environmental concerns.  We have revised the disclosure on pages 9, 14 and 15 of the Current Report to include the above information and disclose the material risks related to the Company’s hydraulic fracturing operations as requested.

Securities and Exchange Commission
November 18, 2011

Entry into a Material Definitive Agreement, page 2

5.	We note that you are using a capitalized term “Loan” without defining it. Please define all capitalized terms and ensure that you use defined terms consistently throughout.

We have revised the disclosure in the Current Report to define all capitalized terms and ensure that defined terms are used consistently throughout as requested.  Specifically, we have defined the above-referenced loan as “Lonoke Loan” on page 2 of the Current Report.

6.
Please explain here the relationship between Bamco Gas, LLC and the registrant. We note that on page 21, Bamco Gas, LLC is described as “another entity that Red Mountain Resources, Inc. has issued a letter of intent to purchase.” On page P-6, there is a further statement that “the potential acquisition of BAMCO, Inc. is not yet a [sic] probable.” Ensure that you clarify the status of any potential acquisition of Bamco Gas, LLC or related entities.

We have revised the disclosure on pages 2 and 23 of the Current Report as requested.

7.	Please revise to address the following issues:

•	Page 2, paragraph (1) – Clarify to whom the Promissory Notes were issued. Clarify to whom the shares of Red Mountain were issued.

•	Page 2, paragraph (2) – We note your reference to “proceeds of the loans.” Clarify which loans.

•
Paragraph with the heading “Black Rock Promissory Note” – There is a statement that “[t]he notes are due on the earlier of September 30, 2011; the Closing of the  acquisition of Black Rock by the Company or the closing of an additional equity financing of $2,000,000 [emphasis added].” Clarify the status of the repayment of the notes in view of the fact that the Closing has occurred.

We have revised the disclosure on pages 2 and 3 of the Current Report as requested and made corresponding changes elsewhere as appropriate.

Securities and Exchange Commission
November 18, 2011

Completion of Acquisition or Disposition of Assets, page 3

8.	Please provide all disclosure required by Item 404 of Regulation S-K.

We have revised the disclosure on page 3 of the Current Report as requested.

9.
We note the statement at page F-16 that Black Rock Capital LLC is a passive working and net revenue interest owner in the oil and gas industry. Please revise your disclosure regarding your business and operations that begins at page 3 to provide such information, or tell us why such statement does not reflect your present operations.

We have revised the disclosure on page 4 of the Current Report as requested and elsewhere as appropriate.

10.
You state on page 4 that Black Rock purchased the Madera assets in May 2011 for $4.5 million. However, on page 18 you state that the acquisition date was April 29, 2011, and the price was $4.8 million. Page 21 states a price of $4.74 million. Other amounts are provided elsewhere in the filing. Please revise your filing throughout for consistency as to date and price.

We have revised the disclosure on pages 4, 19 and 22 of the Current Report to indicate the assets were purchased in April 2011 for approximately $4.75 million as requested.

11.
We note your statements at page 5 that you have an experienced team of managers and consultants with significant experience who have participated in over 1,000 wells in 11 U.S. states and 9 countries globally, and a history of prospect identification and value creation. If you retain such statements, please identify the team of managers and consultants with such experience, and tell us the nature of their participation in such wells and prospects.

We have retained the above-referenced statements and included the requested information on the Company’s managers and consultants in Item 5.02 to the Current Report as requested.

12.
We note your statement at page 6 that you intend to retain a high degree of operational control over your asset base, through a high average working interest or acting as the operator in your areas of significant activity. If you retain such statement, please provide support in your amendment. For example, we note your disclosure at page 19 that ConocoPhillips operates the Villareal property, and we note that your interests in your other properties do not appear to provide you with a high degree of operational control.

We have revised the disclosure on page 8 of the Current Report as requested.

Securities and Exchange Commission
November 18, 2011

13.
With a view toward disclosure, please provide support for your statement at page 7 that you intend to develop a managerial and operational team with experience in the oil and gas industry, and with a proven track record of creating value organically and through strategic acquisitions. Similarly, please provide support for your statement that your team will be supported by a board of directors with experience in the oil and gas industry, capital markets and public companies. In the alternative, please remove such statements.

We have revised the disclosure on page 9 of the Current Report as requested.

Business Activities and Recent Developments, page 4

14.
Your disclosure here states that your current areas of operation include “the Permian Basin in New Mexico and Texas...” but your disclosure at the bottom of page 5 indicates that your only activity in the Permian Basin is in Lea County, New Mexico. Please revise your disclosure to clarify whether your operations in the Permian Basin include areas in Texas.

We have revised the disclosure on page 5 of the Current Report as requested.

Markets, page 7

15.	Please tailor your discussion in this section to your oil and gas interests.

We have revised the disclosure in the above-referenced section on page 10 of the Current Report as requested.

16.	Please revise your disclosure to clarify the distribution methods for production from your interests.

We have revised the disclosure in the above-reference section on page 10 of the Current Report as requested.

Risk Factors, page 10

17.
Please revise your Risk Factors so that each risk factor is set forth under a subcaption that adequately describes the risk. For example, and without limitation, the caption “Markets” at page 11 does not describe the risks presented under such caption.

We have revised the disclosure in the Risk Factor section of the Current Report as requested.

Securities and Exchange Commission
November 18, 2011

18.	Please ensure that each risk factor is tailored to your company. For example, and without limitation, it is not clear why you have referenced in this filing “proceeds from this offering” at page 14.

We have revised the risk factors to ensure that they are tailored to the Company as requested.

Operating Hazards and Uninsured Risks, page 11

19.
Please reconcile your statement at page 11 that you have secured general liability insurance and insurance against such things as blowouts and pollution risks, with your disclosure at page F-16 that as of February 28, 2011, Black Rock Capital LLC had not acquired its own insurance coverage over its interests in the properties, instead relying on the third party operators for the properties to maintain insurance to cover operations.

The May 31, 2011 financial statements included within the Current Report disclose that Black Rock Capital had purchased insurance coverage covering the above-mentioned risks. Such coverage was purchased subsequent to February 28, 2011.

Working Capital, page 13

20.
Please provide more precise disclosure in this section regarding your working capital needs for the next twelve months. In that regard, you state at page 13 that your working capital needs are estimated to exceed approximately $5,000,000 over the next twelve months. However, you state at page 6 that you plan to spend up to $22,500,000 to acquire and develop your properties during 2011.

We have revised the disclosure in the above-reference section on page 15 and 23 of the Current Report as requested.

Regulation of Penny Stocks, page 16

21.
We note your reference in the second paragraph of this risk factor to the rules adopted by the Securities and Exchange Commission to regulate penny stocks. Please expand your disclosure to clarify the related risks.

We have revised the disclosure relating to the penny stock rules on page 18 of the Current Report as requested.

Rule 144 Sales, page 16

22.	Please revise your disclosure to reflect the restrictions on the use of Rule 144 for former shell companies. Refer to Rule 144(i).

We have revised the disclosure on page 18 of the Current Report to reflect the restrictions on the use of Rule 144 for former shell companies as requested

Securities and Exchange Commission
November 18, 2011

Management’s Discussion and Analysis of Financial Condition, page 17

23.	Please clarify your intended meaning for the term “Milestones” that you use at page 17. For example, please clarify whether the timeline provided relates to your planned operations.

We have revised the disclosure on page 19 of the Current Report as requested.

24.
Please update your disclosure at page 18 regarding your planned use of proceeds from your offering. For example, and without limitation, you refer to the use of proceeds for the Cross Border share purchases, but also disclose that you used proceeds from the promissory notes to purchase the Cross Border shares.

We have revised the disclosure on page 20 of the Current Report to indicate that the above-referenced use of proceeds would be for the purchase of additional shares of Cross Borders.

25.	Please identify in this section the operators of each of the properties in which you have a material interest.

We have identified the operators of each property on pages 6, 7 and 20 of the Current Report as requested.

26.	Please identify the principal member of Black Rock and the related party that you reference on page 21.

We have revised the disclosure on page 23 of the Current Report as requested.

27.
We note your disclosure at page 21 that you needed to obtain the permission of The First State Bank of Lonoke, who holds mortgages on substantially all of your oil and gas interests, in order to consummate the merger transaction. Please provide risk factor disclosure to address all material, related risks.

We have revised the disclosure on page 16 of the Current Report as requested.

28.
Please revise your disclosure to clarify why you purchased a loan that The First State Bank of Lonoke had due from BAMCO, Inc. In that regard, it is not clear why you would be required to purchase a loan for a company that you have not yet acquired.

We have revised the disclosure on page 2 of the Current Report and elsewhere as appropriate.

Securities and Exchange Commission
November 18, 2011

Working Capital Needs, page 21

29.
Please revise your disclosure to provide more detail in this section regarding your working capital needs. For example, and without limitation, please disclose the anticipated cash calls, if any, on the Villareal property within the next twelve months.

We have revised the disclosure on page 23 of the Current Report to provide additional detail on the Company’s working capital needs as requested.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant, page 24

30.
We note your statement that “On May 24, 2011, the Board of Directors approved the assumption of the loan of approximately $2,800,000 to Black Rock form the First State Bank of Lonoke conditioned upon the Black Rock Closing.” Please explain whether the loan was in fact assumed at the closing. Also, please clarify whether the $2,800,000 Promissory Note and the “new Note” for $2,800,000 referred to in the sentences that follow relate to the same loan or different loans.

We have revised the disclosure on page 25 of the Current Report as requested.

Changes in Control of Registrant, page 25

31.
We note your statement that “Ms. Lamson, a former director and officer of the Company, has returned 225,000,000 shares of common stock to the Company for cancellation.” Please clarify whether or not Ms. Lamson received any consideration in exchange for returning the shares of common stock.

We have revised the disclosure on page 26 of the Current Report to indicate that Ms. Lamson did not receive any additional consideration for returning her shares to the Company as requested.

Unregistered Sales of Equity Securities, page 24

32.
We note your statement that “[o]n June 22, 2011, the Company issued 27,000,000 shares of common stock to the equity holders of Black Rock under the Black Rock Capital acquisition, which shares are exempt from registration under Section 4(6) of the Securities Act of 1933 as amended....” There is no Section 4(6) of the Securities Act. Please revise as appropriate.

We have revised the disclosure on page 25 of the Current Report to indicate that the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as requested.

Securities and Exchange Commission
November 18, 2011

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers, page 27

33.
Please revise your filing to clarify who is serving as your executive officers and directors after the change in control involving Black Rock Capital, Inc. Similarly, please tell us why you have provided detailed disclosure regarding Messrs. Koock and Harlow, as it does not appear that they are now serving as your officers and directors.

We have revised the disclosure on page 27 of the Current Report to clarify who is serving as the Company’s executive officers and directors after the change in control involving Black Rock Capital as requested.  We have further revised the disclosure on pages 26 and 27 to remove the detailed disclosure regarding Messrs. Koock and Harlow as such individuals are no longer serving as officers or directors of the Company.

34.
Please briefly describe in this section any arrangement or understanding between Mr. Barksdale and any other person pursuant to which he was or is to be selected as an officer. See Item 401(b) of Regulation S-K. In that regard, we note your disclosure in your current report on Form 8-K filed on June 23, 2011 regarding the arrangement with your lender that Alan Barksdale must be the only officer as President of Black Rock Capital, Inc. and chief executive officer of Red Mountain Resources, Inc. during the term of the loan. In addition, please add related risk factor disclosure, as applicable.

We have revised the disclosure on page 28 of the Current Report relating to the condition that Mr. Barksdale remain an officer of Black Rock and the Company as requested.  There are no other arrangements that exist.

35.
We note that you have provided only part of the required biographical information relating to Mr. Barksdale. Please refer to Item 401(e) of Regulation S-K and revise to provide all of the required information.

We have revised Mr. Barksdale’s biography on page 28 of the Current Report as requested.

36.	Please revise your filing to clarify all material relationships between Mr. Barksdale and Black Rock Capital, Inc. before the merger with Red Mountain Resources.

Mr. Barksdale’s ownership of the common stock of Black Rock was the only material relationship prior to the merger.  We respectfully believe that no additional information is required and therefore have not revised the disclosure in response to this comment.

Securities and Exchange Commission
November 18, 2011

Conflicts of Interest, page 28

37.
We note that in the Risk Factors section, under the heading “Conflicts of Interest” on page 15, you mention specific conflicts of interest that exist because of Mr. Barksdale’s role with StoneStreet Operating Company, LLC. Please discuss those issues here as well.

We have revised the disclosure on page 31 of the Current Report as requested.

Summary Executives Compensation Table, page 29

38.	Please revise your disclosure to provide executive compensation information for Black Rock Capital, Inc. for the nine months ended February 28, 2011.

We have revised the disclosure on page 33 of the Current Report to indicate that no compensation was paid by Black Rock to its executive officers for the nine months ended February 28, 2011 as requested.

39.	It appears that you have omitted text from footnotes (3) and (4) to your table at page 29. Please revise.

We have revised the disclosure on page 33 of the Current Report as requested.

40.
Please disclose all material terms of your employment agreement with Alan Barksdale. For example, and without limitation, please disclose the material terms related to the annual performance bonus, long-term incentives, and payments upon termination.

We have revised the disclosure on page 30 of the Current Report as requested.

Disclosure of oil and gas operations, page 32

41.	Please revise your disclosure to provide the disclosures required by Regulation S-K, Item 10(e), with regard to “PV-10,” which is a non-GAAP measure.

We have revised the disclosure to remove references to PV-10.  Accordingly, no non-GAAP measures are disclosed.  We respectfully believe that this comment is therefore no longer applicable.

Securities and Exchange Commission
November 18, 2011

Exhibits

42.
Please file all material contracts. See Item 601(b)(10) of Regulation S-K. For example, and without limitation, please file the operating agreements that you reference at pages 15 and F-11. In addition, please file all material agreements related to your outstanding debt. Please also ensure that you have filed the executed version of each of your material contracts. For example, and without limitation, we note that the lockup agreement filed as Exhibit 10.9 is not the executed version of such agreement.

We have filed all material contracts with the Current Report as requested, including the operating agreement of RMR Operating, LLC as Exhibit 10.12 and the executed version of the lockup agreement filed as Exhibit 10.9.  However, the operating agreement for StoneStreet Operating Company, LLC originally referenced on page 15 of the Current Report is not a material contract of the Company as such entity is not a subsidiary of the Company and the Company has no rights or obligations pursuant to the terms of such operating agreement.  Furthermore, the joint operating agreements referenced on page F-11 of the Current Report are not material to the Company as they simply evidence the obligations of the third party operators to perform certain obligations which are typical and customary obligations of third party operators in the oil and gas industry.  We therefore have not included such agreements with the Current Report.

Statement of Cash Flows, page F-6

43.
Please explain to us why development costs incurred are not reflected here as cash flows for investing activities here and in the statement of cash flows for the properties acquired from MSB Energy, Inc.

The amounts paid to acquire the Villareal and Frost Bank properties from the auction house and the two capital call payments made to ConocoPhillips, Inc. were wired directly by the First State Bank of Lonoke under the respective loan facilities.  The cash was never deposited into the Company’s checking accounts.  Therefore, the amounts were disclosed as non-cash as per the guidance under ASC 230-10-50-4 and 5 as essentially the acquisition of an asset by directly assuming/incurring a liability.

Financial Statements of Black Rock Capital LLC Oil and Gas Properties, page F-8

44.
You state that employee costs associated with production are expensed in the period incurred. Please clarify your disclosures and revise your accounting policy and your financial statements, if necessary, to reflect that all costs associated with production (not only employee costs) are expensed in the period incurred. Please do the same for the properties acquired from MSB Energy, Inc. Refer to the guidance in Regulation S-X, Rule 4-10(c)(5) and Rule 4-10(a)(20) and related literature.

The Company has always expensed all costs associated with production in the period incurred.   The Company revised its policy disclosure upon its election to switch to successful efforts for Black Rock Capital. The new policy disclosure can be found on F-10 and F-11 of that financial statement. The Company has revised the disclosure for the Properties Acquired from MSB Energy, Inc. on page F-8 to clarify the foregoing as requested.

Securities and Exchange Commission
November 18, 2011

45.
You state here that unit-of-production rates are based on the amount of proved reserves that are estimated to be recoverable from existing facilities using current operating methods. We also note your definitions of proved reserves on page F-17. Please refer to the definition of proved reserves at Regulation S-X, Rule 4-10(a)(22) and revise your disclosure and, if necessary, accounting to comply with that definition. Please do the same for the properties acquired from MSB Energy, Inc. Refer also to Rule 4-10(a)(6), which defines developed reserves, and Rule 4-10(a)(31), which defines undeveloped reserves.

We have revised the disclosure on page F-21 of the Black Rock Capital financial statements and page F-18 of the Properties Acquired from MSB Energy, Inc. financial statements to conform the definition of proved and developed reserves to Regulation S-X, Rule 4-10 as requested.  However, the accounting associated with the Company’s proved reserves has always been in accordance with the Commissions rules and regulations.  Accordingly, no change in the Company’s accounting is required.

Standardized Measure of Discounted Future Net Cash Flows, page F-19

46.
We are unable to understand your disclosure of changes in the standardized measure o discounted future net cash flows on page F-21.  For example, we do not understand how development costs incurred during the period would increase future cash flows. Development costs incurred during the period that had been included in the purchase price of reserves in place would decrease rather than increase future cash flows. In addition, we note you have included an amount that decreased the standardized measure for “revisions of previous estimates”; however, we are unable to locate a corresponding revision to proved reserve quantities included in the table on page F-18. We also do not understand “changes in production rates (timing) and other.” Please revise your disclosure to utilize the terminology provided at ASC 932-235-50-35 here and also for the properties acquired from MSB Energy, Inc.

We have updated the disclosure to conform to the tabular presentation and terminology presented in ASC 932-235-50-35 as requested.  Those changes are reflected on page F-21 of the financial statements for Black Rock Capital and page F-22 of the financial statements of the Properties Acquired from MSB Energy, Inc. We also note that certain of the figures presented have also been revised.

47.
We note certain information disclosed in the tables presented in this footnote 9 provide reserve information on a gross (rather than net) basis. Your disclosures in this note should be limited to your owned interests. Therefore, please revise your disclosures, as applicable, to provide your net interests only.

We have revised the disclosure on page F-21 of the financial statements of Black Rock Capital and page F-18 of the financial statements of the Properties Acquired form MSB Energy, Inc. to remove the tabular presentation of gross reserves and now include only the net reserves to which the Company is entitled.

Securities and Exchange Commission
November 18, 2011

Engineering Comments

Guide 2. Disclosure of oil and gas operations, page 32

48.
We note your reference to Guide 2 here. Please be advised that SEC Industry Guide 2 has been superseded by the 1200 Items of Regulation S-K available at: http://www.sec.gov/rules/final/2008/33-8995.pdf.

Please amend your document to comply with Items 1201-1208 of Regulation S-K. Disclose your gas reserves figures separately from your oil reserves figures.

We have revised the disclosure to conform with the presentation noted in the 1200 Items of Regulation S-K as requested.

49.
Please amend your document to disclose whether your oil and gas reserves were estimated by company personnel or third party consultants as well as the related information required by the 1200 items of Regulation S-K.

We have revised the disclosure on pages 35 and 36 of the Current Report as requested.

50.	Please furnish to us the petroleum engineering reserve reports you used as the basis for your proved and unproved reserve disclosures. The report(s) should include:

a)           One-line recaps for each property sorted by field and by present worth within each reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)           Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)           Individual income forecasts for each of the reserve entities in the Permian basin and in the Gulf Coast areas;

d)           Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for the largest entity (net equivalent reserve basis) in each of your two operating areas, as well as the AFE for each of the two largest PUD properties.

 We will supplementally provide the Staff with the above referenced reports.

51.
Your table on page 33 includes the column header “P2 (P50).”  Please amend your document to clarify whether this column presents “probable reserves” (P2) or “proved and probable reserves (P50). Be advised proved reserves should be presented separately from unproved reserves per guidance in Question 105.01 of our Compliance and Disclosure Interpretations:  www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

We have revised the disclosure on pages 35 and 36 of the Current Report to conform to the guidance in Question 105.01 of the Staff’s Compliance and Disclosure Interpretations as requested.

Securities and Exchange Commission
November 18, 2011

52.
Please support to us your presentation, on page 33, of lease operating expenses costs of 16¢/MCF with illustrative calculations using production costs and oil and gas production volumes disclosed in your document.

Please note that the gas production listed should have been 679,970 mcf and not 679.970 mcf (with a comma instead of a period) which is a typographical error going from mmcf to mcf.  The calculation of lease operating expenses is calculated by dividing $107,680 of leasehold operating expenses by 679,970 mcf = $0.16. The information provided in the Current Report has been updated to reflect the information is now for the year ended May 31, 2011.

53.
We note your statement, “Subsequent to the date of the audit report, Black Rock obtained an updated reserve report as of February 28, 2011 which...do not agree with the unaudited information included in footnote 9 of the Black Rock LLC financial statements...” Please explain the reasons you have not updated your financial statements to incorporate these updated reserve estimates.

The financial statements were issued and “released” on May 20, 2011.  At that date, the reserve information included in the financial statements was the most current information available.

The updated reserve information was received by the Company after the release of its financial statements but prior to the filing of the Current Report on June 28, 2011 and was therefore included in the Current Report.  Since the revised information did not constitute a correction of an error, the Company was precluded from updating the financial statements under PCAOB interim auditing standard AU Section 560: Subsequent Events paragraph 8 which reads:

“.08 When financial statements are reissued, for example, in reports filed with the Securities and Exchange Commission or other regulatory agencies, events that require disclosure in the reissued financial statements to keep them from being misleading may have occurred subsequent to the original issuance of the financial statements. Events occurring between the time of original issuance and reissuance of financial statements should not result in adjustment of the financial statements2 unless the adjustment meets the criteria for the correction of an error or the criteria for prior period adjustments set forth in Financial Accounting Standards Board Accounting Standards Codification 250, Accounting Changes and Error Corrections  . Similarly, financial statements reissued in comparative form with financial statements of subsequent periods should not be adjusted for events occurring subsequent to the original issuance unless the adjustment meets the criteria stated above.” [Revised, June 2009, to reflect conforming changes necessary due to the issuance of FASB ASC.]

However, the revised Current Report now includes the financial statements of Black Rock as of May 31, 2011 and for the year then ended.  Accordingly, such financial statements will incorporate the most relevant appropriate reserve information available at that time.

Securities and Exchange Commission
November 18, 2011

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Alan W. Barksdale